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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: July 31, 2024 Estimated average burden hours per response: 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39903

Authentic Equity Acquisition Corp.

(Exact name of registrant as specified in its charter)

32 Elm Place, 2nd Floor

Rye, NY 10580

(646) 374-0919
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares included as part of the units

Warrants included as part of the units, each whole warrant exercisable for one Class

A ordinary share at an exercise price of $11.50

Units, each consisting of one Class A ordinary share, $0.0001 par value, and half of one redeemable warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Pursuant to the requirements of the Securities Exchange Act of 1934 Authentic Equity Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AUTHENTIC EQUITY ACQUISITION CORP.

Date: January 31, 2023	By:	/s/ Todd Khoury
	Name:	Todd Khoury
	Title:	Chief Financial Officer

[Signature page for Form 15]